Exhibit 99.1

USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

Creative Announces Q1 FY09 Financial Results

SINGAPORE – Oct. 24, 2008 – Creative Technology Ltd today announced financial results for the first quarter of its 2009 fiscal year, ended September 30, 2008. All financial results are stated in U.S. dollars.

Revenues for the first quarter were $141.2 million, compared to revenues of $184.6 million for the same quarter last year. Net loss for the first quarter was $32.2 million, with loss per share of $0.42, including a net investment loss of $8.8 million and $8.1 million of other losses primarily related to foreign exchange in the period. This compares to net income of $1.3 million with earnings per share of $0.02 including a net investment gain of $4.4 million for the same period last year.

“In our first quarter of our 2009 fiscal year, we continued to reduce our operating expenses from the previous quarter, and saw an improvement in our gross margins in our efforts to return to profitability. Our revenues and operating results were negatively impacted in the quarter by worsening global macroeconomic conditions,” said Craig McHugh, president and COO of Creative Labs, Inc. “With the challenging market conditions we are projecting revenues of about $140 to $160 million in our second fiscal quarter of 2009. We will continue to reduce operating expenses as we target to reduce our losses in the uncertain market environment ahead.”

During the quarter, Creative paid $100 million for the full repayment of the outstanding amount of its syndicated term loan.

Share Buyback Program

During the first quarter, Creative purchased 1.8 million shares under its share buyback program at an average price of $4.32.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000)

	(Unaudited)
	September 30, 2008	June 30, 2008
ASSETS

Current Assets:
Cash and cash equivalents	$280,873	$408,644
Accounts receivable, less allowances of $15,315 and $14,721	81,626	82,554
Inventory	104,234	99,788
Other assets and prepaids	29,120	39,563

Total current assets	495,853	630,549

Property and equipment, net	66,399	67,043
Investments	26,783	37,247
Other non-current assets	14,252	15,519

Total Assets	$603,287	$750,358

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$71,730	$66,507
Accrued liabilities	84,436	91,164
Income taxes payable	5,276	5,288
Current portion of long term obligations and others	16	100,019

Total current liabilities	161,458	262,978

Long term obligations	29,755	29,756
Advance payments from sale of building	123,251	127,563
Minority interest in subsidiaries	379	378
Shareholders’ equity	288,444	329,683

Total Liabilities and Shareholders’ Equity	$603,287	$750,358

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

(Unaudited)

	Three months ended
	September 30,
	2008	2007
Sales, net	$141,230	$184,557
Cost of goods sold	108,529	144,763

Gross profit	32,701	39,794

Operating expenses:
Selling, general and administrative	29,873	34,454
Research and development	17,674	14,983

Total operating expenses	47,547	49,437

Operating loss	(14,846)	(9,643)
(Loss) gain from investments, net	(8,804)	4,402
Interest income	1,758	2,899
Interest expense	(1,923)	(1,685)
Others	(8,060)	5,818

(Loss) Income before income taxes and minority interest	(31,875)	1,791
Income tax expense	(277)	(482)
Minority interest in loss	—	1

Net (loss) income	$(32,152)	$1,310

Basic (loss) earnings per share:	$(0.42)	$0.02
Weighted average ordinary shares outstanding (‘000)	76,315	83,604
Diluted (loss) earnings per share:	$(0.42)	$0.02
Weighted average ordinary shares and equivalents outstanding (‘000)	76,315	83,653

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents

(in US$’000) ( Unaudited)

	Three Months Ended September 30,
	2008	2007
Cash flows from operating activities:
Net (loss) income	$(32,152)	$1,310
Adjustments to reconcile net (loss) income to net cash Provided by operating activities:
Depreciation of fixed assets	2,273	2,535
Amortisation of intangible assets	—	303
Deferred share compensation amortization	417	324
Minority interest in loss	—	(1)
Equity share in loss of unconsolidated investments	938	464
Loss (gain) on disposal of fixed assets	15	(3)
Write downs of investments and other non-current assets	8,859	4,347
Gain from investments, net	(56)	(1,802)
Gain on disposal of subsidiaries	—	(6,948)
Deferred income taxes, net	1	(9)
Foreign currency exchange loss (gain)	6,190	(3,147)
Dividend income	(35)	(232)
Gain on issue of treasury shares	(4)	—
Advance payments from sale of building	1,845	—
Changes in assets and liabilities, net:
Accounts receivable	928	5,403
Inventory	(4,446)	(20,615)
Other assets and prepaids	10,772	(5,358)
Accounts payable	5,223	30,905
Accrued and other liabilities	(6,728)	(7,176)
Income taxes	(12)	1,500

Net cash (used in) provided by operating activities	(5,972)	1,800

Cash flows from investing activities:
Capital expenditures, net	(1,688)	(6,860)
Proceeds from sale of fixed assets	44	70
Proceeds from sale of investments	109	3,964
Proceeds from sale of subsidiary	—	5,831
Purchase of investments	(185)	—
Dividend income received	35	232

Net cash (used in) provided by investing activities	(1,685)	3,237

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	10	14
Purchase of treasury shares	(7,773)	(2,005)
Repayments of debt obligations	(100,000)	(1,008)
Repayments of capital leases	(4)	(4)

Net cash used in financing activities	(107,767)	(3,003)

Net (decrease) increase in cash and cash equivalents	(115,424)	2,034
Effects of exchange rate changes on cash and cash equivalents	(12,347)	3,666
Cash and cash equivalents at beginning of year	408,644	250,480

Cash and cash equivalents at end of the period	$280,873	$256,180

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ’000	Treasury Shares ’000	Ordinary Shares $’000	Treasury Shares $’000	Other Reserves $’000	Unrealised Holding Gains (Losses) on Investments $’000	(Accumulated Losses) Retained Earnings $’000	Total $’000
Q109
Balance at July 1, 2008	83,626	(6,981)	300,100	(32,113)	59,286	3,377	(967)	329,683
Shares issued under employee options plans		—		—	—	—	—	—
Purchase of treasury shares	—	(1,800)	—	(7,773)	—	—	—	(7,773)
Utilization of treasury shares for shares issued under employee option plans	—	3	—	10	(4)	—	—	6
Shares cancellation	(3,626)	3,626	(16,473)	16,473	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	—	417	—	—	417
Comprehensive loss	—	—	—	—	—	(1,737)	(32,152)	(33,889)

Balance at September 30, 2008	80,000	(5,152)	283,627	(23,403)	59,699	1,640	(33,119)	288,444

Q108
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options plans	4	—	14	—	—	—	—	14
Purchase of treasury shares	—	(500)	—	(2,005)	—	—	—	(2,005)
Utilization of treasury shares for shares issued under employee option plans	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	—	324	—	—	324
Comprehensive income	—	—	—	—	—	(8,111)	1,310	(6,801)

Balance at September 30, 2007	83,626	(500)	300,100	(2,005)	54,273	16,129	31,605	400,102

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	September 30, 2008	June 30, 2008	September 30, 2007
Revenue by geographical region:
Americas	29%	34%	20%
Europe	43%	40%	57%
Asia and rest of the world	28%	26%	23%

Revenue by product category:
Personal Digital Entertainment	47%	50%	53%
Audio	14%	13%	14%
Speakers and Headphones	27%	28%	25%
Others	12%	9%	8%